UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41885

ZKH Group Limited

7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road

Minhang District, Shanghai 201106

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Changes to Board and Management

This current report on Form 6-K was filed in connection with the changes to the board of directors (the “Board”) and management team of ZKH Group Limited (the “Company”). Mr. Junyu Li has resigned as a member of the Board and vice president of the Company, effective on August 3, 2025. The resignation of Mr. Li was not due to any disagreement with the Company regarding its business, finance, accounting or any other matters.

In addition, the Board has approved the appointment of Mr. Yunjie Han as a director to the Board of the Company. Mr. Han has served as the chief human resources officer of the Company since June 2024. He brings extensive experience in human resources and corporate management across diverse industries. Prior to joining the Company, he served as general manager of the human resources center at KUKA Home Co., Ltd. from November 2021 to June 2024. Before that, Mr. Han served as general manager of both the human resources department and the corporate management department at HNA Group (International) Co., Ltd. from March 2017 to October 2021. Earlier in his career, he held the position of human resources director at ZTE Corporation from August 2009 to February 2017. Mr. Han received his bachelor’s degree in human resources management from Shanghai Jiao Tong University in 2006.

The Company is pleased to welcome Mr. Yunjie Han to the Board. Mr. Han’s deep expertise in human resources and corporate management provides valuable perspective that complements the Company’s strategic priorities and reinforces its commitment to operational excellence over the long term. The Company also extends its sincere appreciation to Mr. Junyu Li for his years of dedicated service and significant contributions to the Company.

Incorporation by Reference

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (No. 333-278453), and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZKH GROUP LIMITED

By:	/s/ Chun Chiu Lai
Name:	Chun Chiu Lai
Title:	Chief Financial Officer

Date: August 4, 2025